EXHIBIT 11

                                  IMATION CORP.
            COMPUTATION OF COMMON SHARES AND COMMON SHARE EQUIVALENTS
                                  (IN MILLIONS)
                                   (UNAUDITED)

                                     Three months ended    Six months ended
                                          June 30,             June 30,
                                     -----------------     ----------------
                                       1997      1996       1997      1996
                                     -------    ------     -------   ------
Weighted average number of shares
  outstanding during the period (a)    41.7      41.9       42.2      41.9

Weighted average number of shares
  held by the ESOP not committed
  to be released                       (1.9)      --        (1.9)      --

Common share equivalents resulting
  from the assumed exercise of
  stock options (b)                     0.5       --         0.5       --
                                     -------    ------     -------   ------

Total common shares and common
  share equivalents                   40.3 (c)  41.9        40.8 (c)  41.9




(a) The number of shares used to compute earnings per share for the periods prior to July 1, 1996 are based on one-tenth of the average 3M shares outstanding based on the distribution ratio of one share of the Company's common stock for every ten shares of 3M common stock held on the record date.

(b) Common share equivalents for the three and six months ended June 30, 1997 are computed by the "treasury stock" method. This method first determines the number of shares issuable under stock options that have an option price below the average market price for the period, and then deducts the number of shares that could be repurchased with the proceeds of options exercised. Common share equivalents for primary and fully diluted earnings per share were essentially equivalent.

(c) Common share equivalents for the three and six months ended June 30, 1997 are not material. As a result, earnings per share have been computed using the weighted average number of shares outstanding less the weighted average number of shares held by the ESOP not committed to be released, or 40.3 million weighted average shares outstanding for the six months ended June 30, 1997 and 39.8 million weighted average shares outstanding for the three months ended June 30, 1997.